                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.__)*

                               Counsel Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    22226R102
                                 (CUSIP Number)

                                October 23, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule l3d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22226R102


1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard C. Sherman


2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)

              (a) [ ]
              (b) [x]


3.            SEC USE ONLY


4.            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Canadian


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          500,250


6.           SHARED VOTING POWER

                          1,834,550


7.           SOLE DISPOSITIVE POWER

                          500,250


8.           SHARED DISPOSITIVE POWER

                          1,834,550


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,334,800


10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS) [   ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      4.8%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No. 22226R102


1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bernard and Honey Sherman Trust

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

           (a)    [ ]
           (b)    [x]


3.         SEC USE ONLY


4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.         SOLE VOTING POWER

                          0


6.         SHARED VOTING POWER

                          854,400


7.         SOLE DISPOSITIVE POWER

                          0


8.         SHARED DISPOSITIVE POWER

                          854,400


9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          854,400


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      1.8%


12.        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No. 22226R102


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Sherman Holdings Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          854,400


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          854,400


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          854,400


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     1.8%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 22226R102


1.           NAMES OF REPORTING PERSONS
             I.R.S.    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Shermco Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          854,400


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          854,400


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          854,400


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      1.8%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 22226R102


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Sherfam Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          854,400


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          854,400


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          854,400


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      1.8%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 22226R102


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Apotex Holdings Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          854,400


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          854,400


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          854,400


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      1.8%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 22226R102


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Apotex Pharmaceutical Holdings Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          854,400


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          854,400


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          854,400


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      1.8%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 22226R102


1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Apotex Inc.


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          854,400


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          854,400


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          854,400


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      1.8%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      HC, CO

CUSIP No. 22226R102


1.           NAMES OF REPORTING PERSONS
             I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Sherman Foundation


2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)          [ ]
              (b)          [x]


3.           SEC USE ONLY


4.           CITIZENSHIP OR PLACE OF ORGANIZATION
                      Ontario, Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

                          0


6.           SHARED VOTING POWER

                          980,150


7.           SOLE DISPOSITIVE POWER

                          0


8.           SHARED DISPOSITIVE POWER

                          980,150


9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          980,150


10.         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS) [  ]


11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     2.0%


12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      00

Item 1(a)     Name of Issuer:

              Counsel Corporation (the "Issuer").

Item 1(b)     Address of Issuer's Principal Executive Offices:

              Exchange Tower, Suite 1300
              130 King Street West
              Toronto, Ontario M5X 1E3

Item 2(a)     Name of Person Filing:

        This statement is being filed jointly by the following parties: (i) Bernard C. Sherman ("Dr. Sherman"), who has sole voting and dispositive control, as the sole trustee, of the Bernard and Honey Sherman Trust ("Sherman Trust"), who has voting and dispositive control, as president and a member, of Sherman Foundation ("Foundation"), who owns Debentures (as defined in Item 4) of the Issuer, and who owns 99% of the outstanding capital stock of Sherman Holdings Inc. ("Sherman Holdings"); (ii) Sherman Trust which owns 99% of the common stock of Shermco Inc. ("Shermco"); (iii) Sherman Holdings which owns 99% of the preferred stock of Shermco; (iv) Shermco which owns all of the outstanding capital stock of Sherfam Inc. ("Sherfam"); (v) Sherfam which owns all of the outstanding capital stock of Apotex Holdings Inc. ("Apotex Holdings"); (vi) Apotex Holdings which owns all of the outstanding capital stock of Apotex Pharmaceutical Holdings Inc. ("APHI"); (vii) APHI which owns all of the outstanding capital stock of Apotex Inc. ("Apotex"); (viii) Apotex which directly owns Common Stock (as defined below) of the Issuer; and (ix) the Foundation which directly owns Common Stock and Debentures of the Issuer (individually, a "Reporting Person" and, collectively, the "Reporting Persons").*

Item 2(b)     Address of Principal Business Office or, if none, Residence:

        The principal business address for Dr. Sherman, Sherman Trust, Sherman Holddings, Shermco, Sherfam, Apotex Holdings, APHI, Apotex and the Foundation is 150 Signet Drive, Weston, Ontario Canada M9L 1T9.

Item 2(c)     Citizenship:

        Dr. Sherman is a Canadian citizen, Sherman Trust is a Canadian Trust formed under the laws of the Province of Ontario, Sherman Holdings is a Canadian corporation organized under the laws of the Province of Ontario, Shermco is a Canadian corporation organized under the laws of the Province of Ontario, Sherfam is a Canadian corporation organized under the laws of the Province of Ontario, Apotex Holdings is a Canadian corporation organized under the laws of the Province of Ontario, APHI is a Canadian corporation organized under the laws of the Province of Ontario, Apotex is a Canadian corporation organized under the laws of the Province of Ontario and the Foundation was incorporated pursuant to the Society Act under the laws of the Province of British Columbia.

Item 2(d)     Title of Class of Securities

        Common Stock, no par value (the "Common Stock").

Item 2(e)     CUSIP Number: 22226R102.

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b) or
(c), check whether the person filing is a:


-------------------------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) or Section 13(g) of the Act.

        (a)  [ ] Broker or dealer registered under section 15 of the Act.

        (b)  [ ] Bank as defined in section 3(a) (6) of the Act.

        (c)  [ ] Insurance company as defined in section 3(a) (19) of the Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

        (e)  [ ] An investment adviser in accordance with Rule 13d-1(b) (1) (ii)
(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940.

        (j)  [ ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4.      Ownership.

             (a), (b) and (c)

Reporting Person              Amount           Percent     Sole Power    Shared Power to    Sole Power to     Shared Power to
----------------           Beneficially           of       to Vote or    Vote or Direct       Dispose or        Dispose or
                              Owned           Class (5)    Direct the          the            Direct the        Direct the
                           -----------        ---------       Vote            Vote          Disposition of    Disposition of
                                                           ----------     ---------------   --------------    --------------

1. Dr. Sherman          2,334,800(1)(2)(3)(4)    4.8       500,250(3)   1,834,550(2)(4)      500,250 (3)      1,834,550(1)(2)4)
2. Sherman Trust        854,400(1)               1.8           0        854,400(1)                0             854,400(1)
3. Sherman Holdings     854,400(1)               1.8           0        854,400(1)                0             854,400(1)
4. Shermco              854,400(1)               1.8           0        854,400(1)                0             854,400(1)
5. Sherfam              854,400(1)               1.8           0        854,400(1)                0             854,400(1)
6. Apotex Holdings      854,400(1)               1.8           0        854,400(1)                0             854,400(1)
7. APHI                 854,400(1)               1.8           0        854,400(1)                0             854,400(1)
8. Apotex               854,400(1)               1.8           0        854,400(1)                0             854,400(1)
9. Foundation           980,150(4)               2.0           0        980,150(4)                0             980,150(4)

(1) By virtue of the relationships described in Item 2(a) above, Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco, Sherfam, Apotex Holdings and APHI may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Apotex.

(2) By virtue of the relationships described in Item 2(a) above, Dr. Sherman may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Foundation. Dr. Sherman disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Foundation.

(3) 500,250 of such shares of Common Stock are issuable on maturity of $725,000 principal amount of the Issuer's 6% Convertible Unsecured Subordinated Debentures due October 31, 2003 (the "Debentures") owned by Dr. Sherman.

(4) 576,150 of such shares of Common Stock are issuable on maturity of $835,000 principal amount of the Debentures owned by the Foundation.

(5) The Issuer has commenced a cash tender offer to purchase all of the $40,861,000 aggregate principal amount of the Debentures outstanding (the "Tender Offer"). Pursuant to the Trust Indenture under which the Debentures were issued, the aggregate principal amount of any Debentures not tendered in the Tender Offer will be paid on maturity in Common Stock. Holders that elect not to tender their Debentures into the Tender Offer will be entitled to receive 690 shares of Common Stock per US$1,000 principal amount of Debentures on maturity. For purposes of calculating the Percent of Class, the Reporting Persons have assumed that no holder of the Debentures elects to tender its Debentures into the Tender Offer and that an aggregate of approximately 28,194,000 shares of Common Stock are issued on the maturity of the Debentures.

        The filing of this statement by Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco, Sherfam, Apotex Holdings and APHI shall not be construed as an admission that any of Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco, Sherfam, Apotex Holdings or APHI, is, for the purposes of Section 13(d) or
Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        Because of the relationships described in Item 2(a) above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

        The Reporting Persons are filing this Schedule 13G even though the Reporting Persons have never acquired more than 5% of the Issuer's outstanding Common Stock as a result of their own actions. The Reporting Persons became the owners of more than 5% of the Issuer's outstanding Common Stock as a result of the Issuer's program of purchasing shares of its Common Stock in the open market from time to time, as reported in the Issuer's Annual Report on Form 20-F/A for the year ended December 31, 2002. As a consequence of the periodic repurchases, it cannot be determined with certainty when the Reporting Persons became the owners of greater than 5% of the Common Stock.

Item 5.       Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.       Identification and Classification of Members of the Group.

                  See Exhibit B attached hereto.

Item 9.       Notice of Dissolution of Group.

                  Not applicable.

Item 10.      Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:   October 23, 2003

                                    /s/ Bernard C. Sherman
                                    ----------------------
                                    Bernard C. Sherman

                                    BERNARD AND HONEY SHERMAN TRUST
                                    /s/ Bernard C. Sherman
                                    ----------------------
                                    Bernard C. Sherman, Sole Trustee

                                    SHERMAN HOLDINGS INC.

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, President

                                    SHERMCO INC.

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, Chairman

                                    SHERFAM INC.

                                    By: /s/ Bernard C. Sherman
                                    --------------------------
                                    Bernard C. Sherman, Chairman

                                    APOTEX HOLDINGS INC.

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, President

                                    APOTEX PHARMACEUTICAL HOLDINGS INC.

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, Chairman
                                    and Chief Executive Officer

                                    APOTEX INC.

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, Chairman
                                    and Chief Executive Officer

                                    SHERMAN FOUNDATION

                                    By: /s/ Bernard C. Sherman
                                        ----------------------
                                    Bernard C. Sherman, President

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

           The undersigned hereby agree that the statement on Schedule l3G with respect to the Common Stock of Counsel Corporation dated October 23, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:   October 23, 2003     /s/ Bernard C. Sherman
                              ----------------------
                              Bernard C. Sherman

                              BERNARD AND HONEY SHERMAN TRUST
                              /s/ Bernard C. Sherman
                              ----------------------
                              Bernard C. Sherman, Sole Trustee

                              SHERMAN HOLDINGS INC.

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, President

                              SHERMCO INC.

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, Chairman

                              SHERFAM INC.

                              By: /s/ Bernard C. Sherman
                              --------------------------
                              Bernard C. Sherman, Chairman

                              APOTEX HOLDINGS INC.

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, President

                              APOTEX PHARMACEUTICAL HOLDINGS INC.

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, Chairman
                              and Chief Executive Officer

                              APOTEX INC.

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, Chairman
                              and Chief Executive Officer

                              SHERMAN FOUNDATION

                              By: /s/ Bernard C. Sherman
                                  ----------------------
                              Bernard C. Sherman, President

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP


Bernard C. Sherman
Bernard and Honey Sherman Trust
Sherman Holdings Inc.
Shermco Inc.
Sherfam Inc.
Apotex Holdings Inc.
Apotex Pharmaceutical Holdings Inc.
Apotex Inc.
Sherman Foundation